

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 16, 2018

Matthew Flemming
Chief Executive Officer and President
SMG Indium Resources Ltd.
710 N. Post Oak Road, Suite 400
Houston, TX 77024

> **Re: SMG Indium Resources Ltd.**
> **Form 8-K**
> **Filed September 19, 2017**
> **File No. 333-218191**

Dear Mr. Flemming:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/H. Roger Schwall

                              H. Roger Schwall
                              Assistant Director
                              Office of Natural Resources

cc: Jody Samuels, Esq.